================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       Date of Report: September 27, 2001
                        Commission File Number: 0-30320

                               TRINTECH GROUP PLC
             (Exact name of registrant as specified in its charter)

                                     Ireland
                 (Jurisdiction of incorporation or organization)


                               Trintech Group PLC
                                Trintech Building
                           South County Business Park
                                  Leopardstown
                               Dublin 18, Ireland

                    (Address of principal executive offices)


Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

               Form 20-F   X                     Form 40-F
                        -------                           ---------

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

               Yes                               No   X
                  ---------                        -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b):

               82-   N/A
                  ---------

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

     The following table presents information regarding the ownership of our equivalent American Depositary Shares as of July 31, 2001, for each of our executive officers and directors as reported with the NeuerMarkt segment of the Frankfurt Stock Exchange.


---------------------------------------------------------------------------------------------------------
Securities Interests on 31st July 2001
---------------------------------------------------------------------------------------------------------
                                         Number of American Depositary     Number of Exercisable Options
               Name                            Shares (ADS)1                    (in equivalent ADSs)2
-------------------------------------- ---------------------------------- -------------------------------
Executive Directors
---------------------------------------------------------------------------------------------------------
Cyril McGuire                                    9,260,017                              16,667
---------------------------------------------------------------------------------------------------------
John McGuire                                     9,260,017                              16,667
---------------------------------------------------------------------------------------------------------
Kevin Shea                                          60,000                             300,000
---------------------------------------------------------------------------------------------------------
Paul Byrne                                         128,610                             110,060
---------------------------------------------------------------------------------------------------------
Non Executive Directors
---------------------------------------------------------------------------------------------------------
Edmund Jensen                                       30,000                              60,000
---------------------------------------------------------------------------------------------------------
Trevor Sullivan                                      5,340                               3,750
---------------------------------------------------------------------------------------------------------
Robert Wadsworth                                         0                               8,750
---------------------------------------------------------------------------------------------------------
Officers
---------------------------------------------------------------------------------------------------------
John Harte                                           3,000                             196,875
---------------------------------------------------------------------------------------------------------
Don Marcotte                                         1,400                             143,750
---------------------------------------------------------------------------------------------------------
George Burne                                       390,820                             111,000
---------------------------------------------------------------------------------------------------------

--------
1 Represents equivalent American Depositary Shares held as of July 31, 2001. 2 Represents options vested and exercisable as of July 31, 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TRINTECH GROUP PLC




                                          By:   /s/ Richard Paul Byrne
                                             -----------------------------------
                                                     R. Paul Byrne
                                                Chief Financial Officer


Dated: September 27, 2001




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